DLA Piper LLP (US) 2525 East Camelback Road Esplanade II Suite 1000 Phoenix, AZ 85016-4232 www.dlapiper.com Steven D. Pidgeon steven.pidgeon@dlapiper.com T 480.606.5124 F 480.606.5524

June 10, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549

Attention:	Jacqueline Kaufman, Staff Attorney
Erin Jaskot, Legal Branch Chief

Re:	Wizard Brands, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 19, 2021
File No. 333-255445

Dear Ms. Kaufman:

This letter is submitted on behalf of Wizard Brands, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 filed on May 19, 2021 (the “Registration Statement”), as set forth in your letter dated June 1, 2021 addressed to Scott D. Kaufman, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing pre-effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes that reflect responses to the Staff’s comments.

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company. For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the Company’s responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

United States Securities and Exchange Commission

June 10, 2021

General

1.	We note your response to our prior comment two, however we are unable to agree that this is a resale transaction. In addition to the size of the offering, it does not appear that the investor is at market risk with respect to its investment. In particular, we note your additional disclosure in the prospectus where you indicate the number of shares that you would issue to the investor at various market prices. Even at the floor price of $1.00, it appears that the investor will realize gross profit of $1.2 million. To the extent that you continue to believe that the investor is at market risk, please provide specific examples showing the market risk to the investor at various trading prices and how the value of the securities currently held by the investor may decrease, as you state in your response.

Please note that are comment does not relate to the ability to register the transaction as a PIPE transaction in accordance with Question 139.11 of the Securities Act Sections Compliance and Disclosure Interpretations, but instead whether the transaction is an indirect primary offering. In the alternative, please name the investor as an underwriter and disclose the price at which it will sell the shares of common stock.

Response: The Company acknowledges the Staff’s comment and for the reasons set forth below and the discussion of Securities Act Rules Compliance and Disclosure Interpretations (“C&DI”) 612.09 in the prior response to the Staff’s comments, it respectfully submits that the offering contemplated by the Registration Statement is a valid secondary offering of its common stock (the “Common Stock”) by or on behalf of the selling stockholder, Leviston Resources LLC (“Leviston”), that may be registered for resale on a continuous basis pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933, as amended (the “Securities Act”).

Market Risk

As of the date of this letter, Leviston is the record and beneficial owner of the securities purchased in the March 2021 Private Placement and Leviston has made the payments contemplated by the Securities Purchase Agreement, dated March 26, 2021, between the Company and Leviston, with respect to such securities. Leviston is at market risk with respect to the securities, including bankruptcy risk and the risk that the market price of the Common Stock falls below the conversion price floor of $1.00 (the “Price Floor”).

The following discussion illustrates potential losses to Leviston at various market prices of the Common Stock below the Price Floor and assumes Leviston will not exercise the Warrants when the market price of the Common Stock is effectively lower than the exercise price of the Warrants. Based on such assumption, Leviston can acquire a maximum of 5,400,000 shares of Common Stock. If the market price of the Common Stock falls to $0.90 per share, Leviston can potentially suffer a loss of $140,000 in the aggregate, excluding any discounts, commissions and expenses relating to such sale. If the price of the Common Stock falls to $0.10 per share, Leviston can potentially suffer a loss of $4.46 million in the aggregate, excluding any discounts, commissions and expenses relating to such sale. In 2020, the lowest price of the Common Stock was $0.20 per share and, as of June 1, 2021, the 52-week low price of the Common Stock was $0.55 per share. Assuming such prices at the time of sale, Leviston can potentially suffer a loss of $3.92 million or $2.03 million, respectively, excluding any discounts, commissions and expenses relating to such sale in each case. The foregoing illustrative examples demonstrate that the value of the securities currently held by Leviston may decrease, resulting in Leviston potentially suffering a loss.

United States Securities and Exchange Commission

June 10, 2021

Accordingly, the Company submits that Leviston is at market risk with respect to its investment in the securities.

Offering Size

The Company is registering the maximum number of shares convertible at the Price Floor and not the actual number of shares issuable upon conversion based on the prevailing market price of the Common Stock at the time of conversion. It is possible that the Company may issue shares at a conversion price much higher than the Price Floor, resulting in a lower number of shares of Common Stock issued to Leviston. For example, as of June 1, 2021, the 52-week high price of the Common Stock was $11.00 per share. Based on such market price, the number of shares of Common Stock issuable upon conversion would be significantly lower.

Next, if the market price of the Common Stock is effectively lower than the exercise price of the Warrants, it is likely that Leviston may not exercise the Warrants because open market purchases would be more profitable. Therefore, if the Warrants are not exercised, Leviston would be able to acquire a maximum of 5,400,000 shares of Common Stock rather than the maximum issuable 16,200,000 shares of Common Stock that the Company is seeking to include in the Registration Statement. Moreover, the Warrants have relatively short expiration terms of two (2) and three (3) years. Based on historical market prices and volatility of the Common Stock, Leviston bears the risk that it may not be able to profitably exercise the Warrants during such timeframe. Therefore, it is possible that the shares of Common Stock issuable upon exercise of the Warrants will never be issued, reducing the maximum issuable shares of Common Stock to 5,400,000.

Further, pursuant to the terms of the Certificate of Designation, Leviston does not have the right to convert any portion of the securities, to the extent that, after giving effect to such conversion, it would beneficially own in excess of 9.99% of the shares of Common Stock outstanding immediately after giving effect to such conversion.

Regardless of the percentage of the Company’s public float that is being registered for resale, the Company believes that the proper inquiry regarding whether the offering is a primary offering or a secondary offering is whether the Registration Statement contemplates the resale of securities acquired from the Company by legitimate investors who assumed market risk of their investment, versus being designed as a conduit for the sale by the Company of securities underwritten by the intermediate investors to the general public. However, the Company believes that it is important to note that the number of shares being registered is only one factor cited in C&DI 612.09 and is not controlling.

United States Securities and Exchange Commission

June 10, 2021

The Staff has indicated that it will inquire as to the nature of any offering styled as a secondary offering that registers shares for resale in excess of one-third of the issuer’s public float. The Company’s understanding is that the intended purpose of this test is to flag transactions for Staff review in order to ensure that securities purchased in “toxic” PIPE transactions were not resold to the public. These toxic transactions typically included convertible securities whose conversion price floated relative to the market price of the underlying stock. Public announcement of the PIPE transaction could put downward pressure on the stock price, increasing the number of shares issuable to the new investors and reducing the value of the stock held by existing investors. However, the March 2021 Private Placement is not a “toxic” PIPE transaction because of the existence of the Price Floor. In addition, the Company believes that this test was not intended as a substitute for a complete analysis of the circumstances surrounding an offering, as evidenced by C&DI 612.09. The Staff has also indicated, in C&DIs 612.12 and 216.14 that, unless the facts and circumstances indicate that an underwriting relationship exists, secondary sales may be made under Rule 415(a)(1)(i) even when the shares registered for resale consist of shares held by affiliates or control persons, and such persons own more than 50% of the issuer’s securities.

Next, in prior no-action letters, the Staff has noted that determination of “underwriter” status depends on all of the facts and circumstances surrounding a particular transaction. The Staff also has stated that institutional investors generally should not be deemed to be underwriters with regard to the acquisition of large amounts of securities, provided such securities are acquired in the ordinary course of the investor’s business and that the investor has no arrangement with any person to participate in the distribution of such securities. As noted in the prior response to the Staff’s comments, Leviston made specific representations to the Company that it acquired the securities for its own account and not with a view to or for distributing or reselling such securities; had no direct or indirect arrangement or understanding with any other persons to distribute or regarding the distribution of such securities; and it acquired such securities in the ordinary course of its business. There is no evidence to suggest that any of these representations was false, and to the Company’s knowledge, there is no evidence to suggest that any of these representations is false as of the date of this letter. None of the characteristics commonly associated with acting as an underwriter are present with respect to Leviston in connection with the March 2021 Private Placement or the registration contemplated under the Registration Statement. As a result, because there is no distribution of securities by Leviston on behalf of the Company, there is no underwriting and Leviston should not be characterized as an underwriter within the meaning of the Securities Act.

United States Securities and Exchange Commission

June 10, 2021

Accordingly, based on the discussion above and the prior response to the Staff’s comments, the Company believes that the offering contemplated by the Registration Statement is a valid secondary offering.

2.	We note your revised disclosure in response to our prior comment four. Please remove the statements stating that you are “uniquely situated to enter the NFT marketplace on a scale at which no other new market entrant in this space can achieve,” that you are “very favorably-positioned to attract attention and market share,” and that the potential to realize impressive margins is manifest. Given the early-stage of the digital products market and the uncertainty in this space, it does not appear appropriate to predict your success in the market or to provide a guarantee of your financial success.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on page 2 of Amendment No. 2 as requested.

[Signature page immediately follows.]

United States Securities and Exchange Commission

June 10, 2021

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (480) 606-5124.

Sincerely,

DLA Piper LLP (US)

/s/ Steven D. Pidgeon
Steven D. Pidgeon
Partner